SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :    82-             .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to Public Notice for Closing of the Shareholders Registry.

Public Notice for Closing of the Shareholders Registry

In accordance with the Articles of Incorporation of the Company, during the Closed Period (as detailed below), the Company will close and not make any changes to the Shareholders Registry.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the fiscal year 2014 interim dividend

2. Record Date: June 30, 2014

3. Closed Period: July 1, 2014 ~ July 7, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: June 5, 2014	By	/s/ Noh, Min-Yong
(Signature)*
* Print the name and title under the signature of the signing officer.		Name: Noh, Min-Yong
Title: Senior Vice President